Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

	September 30, 2015	December 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$280,476	$202,107
Restricted cash	20,751	12,334
Accounts receivable, net	46,518	42,047
Due from related parties (Note 2)	3,599	1,895
Advances and other	17,239	10,629
Inventories	17,305	15,941
Prepaid insurance and other	1,058	2,403
Current portion of financial instruments - Fair value (Note 11)	1,317	2,443

Total current assets	388,263	289,799

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 11)	23	—
FIXED ASSETS (Note 3)
Advances for vessels under construction	346,362	188,954
Vessels	2,793,210	2,834,289
Accumulated depreciation	(706,313)	(635,135)

Vessels’ Net Book Value	2,086,897	2,199,154

Total fixed assets	2,433,259	2,388,108

DEFERRED CHARGES, net (Note 4)	21,021	20,190

Total assets	$2,843,566	$2,699,097

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 5)	$340,703	$228,492
Payables	30,727	33,052
Due to related parties (Note 2)	3,981	10,136
Dividends payable	5,240	5,083
Accrued liabilities	34,800	25,188
Unearned revenue	6,582	9,897
Current portion of financial instruments - Fair value (Note 11)	9,351	15,434

Total current liabilities	431,384	327,282

LONG-TERM DEBT, net of current portion (Note 5)	1,030,049	1,189,844

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 11)	5,896	4,059
STOCKHOLDERS’ EQUITY
Preferred shares, $ 1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C preferred Shares issued and outstanding at September 30, 2015 and December 31, 2014 and 3,400,000 Series D Preferred Shares issued and outstanding at September 30, 2015.	7,400	4,000
Common shares, $ 1.00 par value; 185,000,000 shares authorized at September 30, 2015 and December 31, 2014; 87,338,652 shares issued and outstanding at September 30, 2015 and 84,712,295 December 31, 2014 respectively	87,339	84,712
Additional paid-in capital	752,001	650,536
Accumulated other comprehensive loss	(13,817)	(10,290)
Retained earnings	531,790	437,565

Total Tsakos Energy Navigation Limited stockholders’ equity	1,364,713	1,166,523
Noncontrolling Interest	11,524	11,389

Total stockholders’ equity	1,376,237	1,177,912

Total liabilities and stockholders’ equity	$2,843,566	$2,699,097

The accompanying notes are an integral part of these condensed consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended September 30
	2015	2014
VOYAGE REVENUES:	$141,736	$120,881
EXPENSES:
Voyage expenses	31,869	38,402
Vessel operating expenses	35,888	36,776
Depreciation and amortization	26,115	26,533
General and administrative expenses	4,801	5,332
Gain on sale of vessels	(2,078)	—

Total expenses	96,595	107,043

Operating income	45,141	13,838

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(5,091)	(9,337)
Interest income	72	188
Other, net	36	498

Total other expenses, net	(4,983)	(8,651)

Net income	40,158	5,187
Less: Net (income)/ loss attributable to the noncontrolling interest	(147)	29

Net income attributable to Tsakos Energy Navigation Limited	$40,011	$5,216

Effect of preferred dividends	(3,969)	(2,109)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	36,042	3,107
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.42	$0.04

Weighted average number of shares, basic and diluted	86,482,231	84,705,556

The accompanying notes are an integral part of these condensed consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Nine months ended September 30
	2015	2014
VOYAGE REVENUES:	$444,623	$363,565
EXPENSES:
Voyage expenses	101,667	116,178
Vessel operating expenses	109,010	108,198
Depreciation and amortization	79,360	76,701
General and administrative expenses	16,657	15,672
Gain on sale of vessels	(2,078)	—

Total expenses	304,616	316,749

Operating income	140,007	46,816

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(21,518)	(27,432)
Interest income	190	302
Other, net	33	247

Total other expenses, net	(21,295)	(26,883)

Net income	118,712	19,933
Less: Net (income)/loss attributable to the noncontrolling interest	(135)	48

Net income attributable to Tsakos Energy Navigation Limited	$118,577	$19,981

Effect of preferred dividends	(9,468)	(6,328)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	109,109	13,653
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$1.28	$0.18

Weighted average number of shares, basic and diluted	85,308,757	77,227,931

The accompanying notes are an integral part of these condensed consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED STATEMENT OF CONSOLIDATED OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015, AND 2014

(Expressed in thousands of U.S. Dollars)

	Three months ended September 30
	2015	2014
Net income	$40,158	$5,187
Other comprehensive income
Unrealized (losses)/gains from hedging financial instruments
Unrealized (loss)/gain on interest rate swaps, net	(2,483)	1,188

Total unrealized (losses)/gains from hedging financial instruments	(2,483)	1,188

Comprehensive income	37,675	6,375

Less: comprehensive (income)/loss attributable to the noncontrolling interest	(147)	29

Comprehensive income attributable to Tsakos Energy Navigation Limited	$37,528	$6,404

The accompanying notes are an integral part of these condensed consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED STATEMENT OF CONSOLIDATED OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015, AND 2014

(Expressed in thousands of U.S. Dollars)

	Nine months ended September 30
	2015	2014
Net income	$118,712	$19,933
Other comprehensive income
Unrealized (losses)/gains from hedging financial instruments
Unrealized loss on interest rate swaps, net	(3,527)	(1,473)
Amortization of deferred loss on de-designated financial instruments	—	154

Total unrealized losses from hedging financial instruments	(3,527)	(1,319)
Comprehensive income	115,185	18,614

Less: comprehensive (income)/loss attributable to the noncontrolling interest	(135)	48

Comprehensive income attributable to Tsakos Energy Navigation Limited	$115,050	$18,662

The accompanying notes are an integral part of these condensed consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015, AND 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
BALANCE, January 1, 2014	$4,000	$57,969	$500,737	$430,548	$(6,789)	$986,465	$11,198	$997,663
Net income/(loss)				19,981		19,981	(48)	19,933
- Issuance of 25,645,000 common shares		25,645	144,160			169,805		169,805
- Issuance of 20,000 shares of restricted share units		20	(20)			—		—
- Issuance of common shares under distribution agency agreement		1,078	6,046			7,124		7,124
- Common dividends declared ($0.05 per share)				(4,236)		(4,236)		(4,236)
- Common dividends paid ($0.05 per share)				(8,388)		(8,388)		(8,388)
- Dividends paid on Series B preferred shares				(3,000)		(3,000)		(3,000)
- Dividends paid on Series C preferred shares				(3,698)		(3,698)		(3,698)
- Other comprehensive loss					(1,319)	(1,319)		(1,319)
- Amortization of restricted share units			142			142		142

BALANCE, September 30, 2014	$4,000	$84,712	$651,065	$431,207	$(8,108)	$1,162,876	$11,150	$1,174,026

BALANCE, January 1, 2015	$4,000	$84,712	$650,536	$437,565	$(10,290)	$1,166,523	$11,389	$1,177,912
Net income				118,577		118,577	135	118,712
- Issuance of 8.75% Series D preferred shares	3,400		78,384			81,784		81,784
-Issuance of 2,626,357 common shares		2,627	23,081			25,708		25,708
-Common dividends declared ($0.06 per share)				(5,240)		(5,240)		(5,240)
-Common dividends paid ($0.06 per share)				(10,325)		(10,325)		(10,325)
-Dividends paid on Series B preferred shares				(3,000)		(3,000)		(3,000)
-Dividends paid on Series C preferred shares				(3,328)		(3,328)		(3,328)
-Dividends paid on Series D preferred shares				(2,459)		(2,459)		(2,459)
-Other comprehensive loss					(3,527)	(3,527)		(3,527)

BALANCE, September 30, 2015	$7,400	$87,339	$752,001	$531,790	$(13,817)	$1,364,713	$11,524	$1,376,237

The accompanying notes are an integral part of these condensed consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Expressed in thousands of U.S. Dollars)

	Nine months ended September 30,
	2015	2014
Cash Flows from Operating Activities:
Net income	$118,712	$19,933
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	74,416	72,715
Amortization of deferred dry-docking costs	4,944	3,985
Amortization of loan fees	909	899
Stock compensation expense	—	142
Change in fair value of derivative instruments	(6,783)	371
Gain on sale of vessels	(2,078)	—
Gain on extinguishment of debt, net	(3,208)	—
Payments for dry-docking	(5,434)	(4,473)
(Increase)/Decrease in:
Receivables	(12,785)	(11,496)
Inventories	(1,364)	(1,130)
Prepaid insurance and other	1,345	(59)
Increase/(Decrease) in:
Payables	(8,480)	(15,638)
Accrued liabilities	9,612	3,798
Unearned revenue	(3,315)	(8,246)

Net Cash provided by Operating Activities	166,491	60,801

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(131,700)	(96,629)
Vessel acquisitions and/or improvements	(2,571)	(122,657)
Proceeds from sale of vessels	42,761	—

Net Cash used in Investing Activities	(91,510)	(219,286)

Cash Flows from Financing Activities:
Proceeds from long-term debt	115,804	127,298
Financing costs	(1,355)	(2,838)
Payments of long-term debt	(160,076)	(86,559)
(Increase)/Decrease in restricted cash	(8,417)	1,184
Proceeds from stock issuance program, net	—	176,929
Proceeds from preferred stock issuance, net	81,784	—
Cash dividends	(24,352)	(15,086)

Net Cash provided by Financing Activities	3,388	200,928

Net increase in cash and cash equivalents	78,369	42,443
Cash and cash equivalents at beginning of period	202,107	162,237

Cash and cash equivalents at end of period	$280,476	$204,680

The accompanying notes are an integral part of these condensed consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

The consolidated balance sheet as of December 31, 2014, has been derived from the audited financial statements included in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 8, 2015 (“Annual Report”), but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the nine-month period ended September 30, 2015.

New Accounting Pronouncements:

(a)	Consolidation: In February 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-02-Consolidation. The amendments in this ASU affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Management believes that this standard will not have a material effect on the Company’s financial position.

(b)	Debt Issuance costs: In April 2015, the FASB issued ASU No. 2015-03-Interest-Imputation of Interest, to simplify the presentation of debt issuance costs. The amendments in this ASU would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. Management believes that this standard will not have a material effect on the Company’s financial position.

(c)	Revenue from Contracts with customers: In August 2015, the FASB issued ASU No. 2015-14-Revenue from Contracts with Customers, which defers the effective date of ASU No. 2014-09 for public business entities from annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, to December 15, 2017, including interim periods within that reporting period. Management is in the process of assessing the impact of the new standard on the Company’s financial position.

(d)	Inventory (subsequent to the adoption of ASU 2015-11, Simplifying the Measurement of Inventory): In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. ASU 2015-11 simplifies the subsequent measurement of inventory by replacing today’s lower of cost or market test with a lower of cost and net realizable value test. The guidance applies only to inventories for which cost is determined by methods other than last-in first-out (LIFO) and the retail inventory method (RIM). Entities that use LIFO or RIM will continue to use existing impairment models (e.g., entities using LIFO would apply the lower of cost or market test). The guidance is effective for public business entities for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted as of the beginning of an interim or annual reporting period. The new guidance must be applied prospectively after the date of adoption. Management believes that this standard will not have a material effect on the Company’s financial position.

(e)	Business Combinations: In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. ASU 2015-16 eliminates the requirement that an acquirer in a business combination account for measurement-period adjustment during the period in which it determines the amount of the adjustment. The guidance is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted. Management is in the process of assessing the impact of the new standard on the Company’s financial position and performance.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Tsakos Shipping and Trading S.A. (commissions)	1,985	1,509	5,771	4,675
Tsakos Energy Management Limited (management fees)	3,998	4,038	12,079	11,807
Tsakos Columbia Shipmanagement S.A.	534	650	1,649	1,308
Argosy Insurance Company Limited	2,312	2,473	7,113	7,085
AirMania Travel S.A.	1,146	1,300	3,428	3,442

Total expenses with related parties	9,975	9,970	30,040	28,317

Balances due from and due to related parties are as follows:

	September 30,	December 31,
	2015	2014
Due from related parties
Tsakos Columbia Shipmanagement S.A.	3,599	1,895

Total due from related parties	3,599	1,895

Due to related parties
Tsakos Energy Management Limited	43	93
Tsakos Shipping and Trading S.A.	943	881
Argosy Insurance Company Limited	2,570	8,766
AirMania Travel S.A.	425	396

Total due to related parties	3,981	10,136

There is also, at September 30, 2015, an amount of $651 ($875 at December 31, 2014) due to Tsakos Shipping and Trading S.A. and $136 ($379 at December 31, 2014) due to Argosy Insurance Limited, included in accrued liabilities which relate to services rendered by these related parties but not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. In the first nine months of 2015 and 2014 monthly fees for operating vessels are $27.5, for vessels chartered out, $20.4 for vessels on a bare-boat basis, and $35.8 for the LNG carrier, of which $10.0 is paid to the Management Company and $25.8 to a third party manager. Monthly management fees for the DP2 shuttle tankers have been agreed to $35.0 per vessel. Since the expiry of the bareboat charter of the VLCC Millennium on July 30, 2013, management fees for this vessel are $27.5 per month, of which $13.9 are payable to a third party manager. Management fees for the suezmax Eurochampion 2004 are $27.5 per month, of which $12.0 is paid to a third party manager. In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In the first nine months of 2015 an award of $1,142 was granted to the Management Company and is included in the General and Administrative expenses in the accompanying Condensed Consolidated Statement of Comprehensive Income. In addition, a special award of $425 was paid to the Management Company in relation to capital raising offerings in the first nine months of 2015 and $400 in the first nine months of 2014. These awards relating to offerings have been included as a deduction of additional paid in capital in the accompanying Financial Statements.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing Board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at September 30, 2015, to pay the Management Company an amount of approximately $172,864 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at September 30, 2015, are:

Year	Amount
October to December 2015	4,847
2016	19,947
2017	20,768
2018	20,989
2019	20,989
2020 to 2025	115,438

202,978

Management fees for vessels are included in the accompanying Condensed Consolidated Statements of Comprehensive Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4. These fees in total amounted to $2,428 and $1,591 during the nine months ended September 30, 2015 and 2014, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines, which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Condensed Consolidated Statements of Comprehensive Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. In the first nine months of 2015, the handysize tanker Delphi and the suezmax tanker Triathlon were sold to client companies of Tsakos Shipping. For this service, Tsakos Shipping charged a brokerage commission of $215 which was 0.5% of the sale price of the vessels. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first nine months of 2015, no such fee was charged. In the first nine months of 2014, $200 in aggregate was charged for supervision fees on the DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 and $605 in total, as a brokerage commission of 0.5% on the purchase of the suezmax tankers Eurovision and Euro.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders of the Holding Company.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Vessels

Acquisitions

During the first nine months of 2015 there were no vessel acquisitions. During the first nine months of 2014, the Company acquired the suezmax tankers Eurovision and Euro for $61,814 and $59,804, respectively. Those tankers were acquired from companies that are subject to be influenced by certain members of the Tsakos family, who are also shareholders, officers and directors of the Holding Company.

Sales

On July 16, 2015 and July 17, 2015, the Company sold the handysize tanker Delphi and the suezmax tanker Triathlon, classified as held for sale at June 30, 2015, for net proceeds of $42,761 in total, realizing a total net gain of $2,078. There were no vessel sales in the first nine months of 2014.

4.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $14,319 and $13,830, at September 30, 2015 and December 31, 2014, respectively, and loan fees, net of accumulated amortization, amounted to $6,702 and $6,360 at September 30, 2015 and December 31, 2014, respectively. Amortization of deferred dry-docking costs was $4,944 during the first nine months of 2015 and $3,985 during the first nine months of 2014 and is included in Depreciation and amortization in the accompanying Condensed Consolidated Statements of Comprehensive Income, while amortization of loan fees is included in Interest and finance costs, net.

5.	Long –Term Debt

Facility	September 30, 2015	December 31, 2014
(a) Credit Facilities	609,948	732,130
(b) Term Bank Loans	760,804	686,206

Total	1,370,752	1,418,336
Less – current portion	(340,703)	(228,492)

Long-term portion	1,030,049	1,189,844

(a) Credit facilities

As at September 30, 2015, the Company had five open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component, with balloon payments due at maturity between December 2015 and April 2019. At September 30, 2015, there was no available unused amount.

On July 7, 2015, as part of its refinancing program, the Company repaid $46,488 to a lender for debt approaching maturity relating to the vessels Socrates and Selecao. The outstanding balance of the loan facility at the repayment date was $49,800, leaving a total net gain of $3,208 (after deducting breakage costs of $104), which is included within Interest and finance costs, net.

On July 15, 2015, the Company prepaid an amount of $5,271 to a lender due to sale of the handysize tanker Delphi (Note 3).

Interest is payable at a rate based on LIBOR plus a margin. At September 30, 2015, interest on these facilities ranged from 0.99% to 5.19%.

(b) Term bank loans

Term loan balances outstanding at September 30, 2015, amounted to $760,804. These bank loans are payable in U.S. Dollars in quarterly or semi-annual installments with balloon payments due at maturity between February 2016 and February 2025. Interest rates on the outstanding loans as at September 30, 2015, are based on LIBOR plus a spread.

On April 22, 2015, the Company signed a new five-year term bank loan for $35,190 relating to the pre and post delivery financing of the first LR1 tanker under construction. The first drawdown of $7,038 was made on April 23, 2015, for the payment of the second installment to the ship building yard. The loan is repayable in ten consecutive semi-annual installments of $977.5, commencing six months after the delivery of the vessel, plus a balloon of $25,415 payable together with the last installment.

On April 22, 2015, the Company signed a new seven-year term bank loan for $35,190 relating to the pre and post delivery financing of the second LR1 tanker under construction. The first drawdown of $7,038 was made on April 22, 2015, for the payment of the second installment to the ship building yard. The loan is repayable in fourteen consecutive semi-annual installments equal to 1/32nd of the amount drawn under the loan, commencing six months after the delivery of the vessel, plus a balloon sufficient to repay the loan in full.

On May 25, 2015, the Company signed a new eight-year term bank loan for $73,500 relating to the pre and post delivery financing of one shuttle tanker under construction. The first drawdown of $9,800 was made on May 26, 2015, for the payment of the second installment to the ship building yard. The loan is repayable in sixteen consecutive semi-annual installments of $2,300, commencing six months after the delivery of the vessel, plus a balloon of $36,700 payable together with the last installment.

On July 16, 2015, the Company prepaid an amount of $17,923 to a lender due to sale of the suezmax tanker Triathlon (Note 3).

On July 29, 2015, the Company signed a new six-year term bank loan for $46,217 relating to the re-financing of the two panamax tankers, Socrates and Selecao and on the same date drew down the full amount. The loan is repayable in twelve consecutive semi-annual installments of $2,311, commencing six months after the initial borrowing date, plus a balloon of $18,487 payable together with the last installment.

On September 25, 2015, the Company arranged a new seven-year term bank loan for $39,900 relating to the delivery financing of a 2009-built suezmax tanker Pentathlon. The loan agreement was signed on October 22, 2015 and was drawn down on November 5, 2015.

At September 30, 2015, interest on these term bank loans ranged from 1.78% to 4.04%. The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended September 30, 2015	2.32%
Three months ended September 30, 2014	2.04%
Nine months ended September 30, 2015	2.27%
Nine months ended September 30, 2014	2.30%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels owned by our subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $80,526 at September 30, 2015 and $79,563 at December 31, 2014, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $3,250. Two loan agreements require a monthly pro rata transfer to retention account of any principal due but unpaid.

As at September 30, 2015, the Company and its wholly owned subsidiaries were compliant with the financial covenants in its loan agreements, including the leverage ratio and the value-to-loan requirements and all other terms and covenants.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of September 30, 2015 and December 31, 2014, the Company’s working capital (non-restricted net current assets), amounted to a deficit of $63,872 and $49,817, respectively. The deficit is due to loan facilities which are reaching their maturity from December 2015 through September 2016 amounting to $163,697 and the loan balance of $52,195 relating to the pre-delivery financing of the LNG carrier Maria Energy, which falls due in the second quarter of 2016. Loan of $82,775 has been agreed of which $51,625 was subsequently received on December 2, 2015, for the refinancing of these loans and discussions are in progress relating to the remainder. The Company expects the working capital to return to a surplus by December 31, 2015. Net cash flow generated from operations is the Company’s main source of liquidity whereas other management alternatives to ensure service of the Company’s commitments include, but are not limited to, the issuance of additional equity, re-negotiation of new-building commitments and utilization of suitable opportunities for asset sales. Management believes such alternatives, along with current available cash holdings and cash expected to be generated from the operation of vessels, will be sufficient to meet the Company’s liquidity and working capital needs for a reasonable period of time.

The annual principal payments required to be made after September 30, 2015, are as follows:

Period/Year	Amount
October to December 2015	129,418
2016	265,419
2017	190,986
2018	274,993
2019	167,039
2020 and thereafter	342,897

1,370,752

6.	Interest and Finance Costs, net

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Interest expense	8,003	7,883	23,668	25,453
Less: Interest capitalized	(934)	(596)	(2,281)	(1,787)

Interest expense, net	7,069	7,287	21,387	23,666
Interest swap cash settlements non-hedging	—	—	1,134	2,180
Bunkers swap cash settlements	2,087	97	6,704	55
Amortization of loan fees	330	303	909	899
Bank charges	39	31	110	192
Finance project costs expensed	—	—	1,261	—
Amortization of deferred loss on de-designated financial instruments	—	—	—	154
Change in fair value of non-hedging financial instruments	(1,226)	1,619	(6,779)	286
Gain on the prepayment of a loan	(3,208)	—	(3,208)	—
Net total

	5,091	9,337	21,518	27,432

At September 30, 2015, the Company was committed to seven floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $292,699, maturing from March 2016 through March 2021, on which it pays fixed rates averaging 3.26% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 11).

At September 30, 2015, the Company held six of the seven interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $242,449. The fair values of such financial instruments as of September 30, 2015 and December 31, 2014, in aggregate amounted to $10,684 (negative) and $7,046 (negative), respectively. The net amount of cash flow hedge losses at September 30, 2015, that is estimated to be reclassified into earnings within the next twelve months is $4,155.

At September 30, 2015 and December 30, 2014, the Company held one interest rate swap that did not meet hedge accounting criteria. As such, the changes in its fair value during the first nine months of 2015 and 2014 have been included in Change in fair value of non-hedging financial instruments in the table above, and amounted to a gain of $1,156 and $1,189, respectively.

At September 30, 2015 and December 31, 2014, the Company had four and seven bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of September 30, 2015 and December 31, 2014, were $2,501 (negative) and $9,228 (negative), respectively.

The changes in their fair values during the first nine months of 2015 and 2014 amounting to $6,727 (positive) and $1,475 (negative) respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

At September 30, 2015 and December 31, 2014, the Company held three bunker put option agreements in order to reduce the losses of the bunker swap agreements previously entered into. The value of those put options at September 30, 2015 was $1,249 (positive) and at December 31, 2014 was $2,443 (positive). The change in their fair value in the first nine months of 2015 was $1,194 (negative). In the first nine months of 2015 the Company entered into ten call option agreements for the same reasons as for the put options. The premium paid for the call options was $839 and their fair market value at September 30, 2015, amounted to $91.

7.	Stockholders’ Equity

On January 30, April 30 and July 30, 2015, the Company paid dividends of $0.50 per share each or $3,000 in total, on its 8.00% Series B Preferred Shares and on the same dates paid $0.55469 per share each or $3,328 in total, on its 8.875% Series C Preferred Shares. During the first nine months of 2014, the Company made three dividend payments of $0.50 per share each, on its 8.00% Series B Preferred Shares totaling $3,000. Also the Company made one dividend payment of $0.73958 per share on its 8.875% Series C Preferred Shares and two dividend payments of $ 0.55469 per share each totaling $3,698. Dividend payments on preferred Series B and Series C shares were made on January 30, April 30 and July 30, 2014.

On February 19, 2015 the Company paid dividends of $0.06 per common share outstanding, which were declared in November 2014. On May 28, 2015 and September 10, 2015, the Company paid dividends of $0.06 per share to shareholders of record as of May 21, 2015 and as of September 3, 2015, respectively. During the nine-month period ended September 30, 2014, the Company paid two dividends of $0.05 per common share each, the first paid on May 22, 2014, amounting to $4,152 and the second paid on August 14, 2014, amounting to $4,236. On August 4, 2014, the Company declared a dividend of $0.05 per share, representing an amount of $4,236, which was paid on November 25, 2014 to shareholders of record as of November 21, 2014.

On April 22, 2015, the Company completed an offering of 3,400,000 of its 8.75% Series D Cumulative Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $81,784, net of underwriter’s discount and other expenses. On August 28, 2015, the Company paid dividends of $0.72309 per share each or $2,459 in total, on its 8.75% Series D Preferred Shares.

On July 30, 2015, the Company issued 2,626,357 common shares at a value of $9.7881 per share so as to partially finance the acquisition of two resale contracts for the construction of VLCC tankers for delivery in 2016.

On May 30, 2014, at the annual general meeting of shareholders, the shareholders approved the amendment of the Company’s Memorandum of Association in order to increase the authorized share capital from $100,000 consisting of 85 million common shares of a par value of $1.00 each and 15 million preferred shares of a par value of $1.00 each, to $200,000, consisting of 185 million common shares of a par value of $1.00 each and 15 million preferred shares of a par value of $1.00 each.

On April 29, 2014, the Company completed an offering of 11,000,000 common shares, at a price of $7.30 per share, for net proceeds of $76,350. On May 22, 2014, the underwriters exercised their option to purchase 1,650,000 additional shares at the same price for net proceeds of $11,503.

On February 5, 2014, the Company completed an offering of 12,995,000 common shares, including 1,695,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares, at a price of $6.65 per share, for net proceeds of $81,952.

From January 1, 2014 up to January 17, 2014, the Company sold 1,077,847 common shares for proceeds, net of commissions, of $7,124 under a distribution agency agreement entered into in August 2013. This agreement provides for the offer and sale from time to time of up to 4,000,000 common shares of the Company, par value $1.00 per share, at market prices.

8.	Accumulated other comprehensive loss

In the first nine months of 2015, Accumulated other comprehensive loss increased with unrealized losses of $3,527 which resulted from changes in fair value of financial instruments.

In the first nine months of 2014, Accumulated other comprehensive loss increased with unrealized losses of $1,319, of which $1,473 resulted from changes in fair value of financial instruments and $154 related to losses which were amortized to income on the de-designation of one interest rate swap (Note 6).

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period.

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Numerator:
Net income attributable to Tsakos Energy Navigation Limited	40,011	5,216	118,577	19,981
Preferred share dividends Series B	(1,000)	(1,000)	(3,000)	(3,000)
Preferred share dividends Series C	(1,109)	(1,109)	(3,328)	(3,328)
Preferred share dividends Series D	(1,860)	—	(3,140)	—

Net income attributable to common stockholders	$36,042	$3,107	$109,109	$13,653

Denominator:

Weighted average common shares outstanding	86,482,231	84,705,556	85,308,757	77,227,931

Basic and diluted income per common share	$0.42	$0.04	$1.28	$0.18

10.	Commitments and Contingencies

As at September 30, 2015, the Company had under construction nine aframax tankers, two LR1 product tankers, one shuttle tanker, two VLCC tankers and one LNG carrier. On July 10, 2015, the Company agreed to acquire two suezmax tankers built in 2009 and 2012 respectively. The total contracted amount remaining to be paid for the fifteen vessels under construction and the two second hand suezmax tankers, plus the extra costs agreed as at September 30, 2015, was $878,053. Scheduled remaining payments as at September 30, 2015, were $81,736 from October to December 2015, $577,007 in 2016, and $219,310 in 2017. At September 30, 2015, there is a prepaid amount of $1,650 under an old shipbuilding contract which was terminated in 2014, which will be used against the contract price of future new buildings, currently being discussed between the Company and the shipyard.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at September 30, 2015, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
October to December 2015	49,940
2016	177,711
2017	186,279
2018	161,660
2019 to 2029	806,200

Minimum charter payments	1,381,790

These amounts do not assume any off-hire.

11.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 5 and 6.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments, and derivatives.

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Condensed Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $33,010 as compared to its carrying amount of $33,568. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying Balance sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, and bunker swap agreements, put option agreements and call option agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at September 30, 2015 and December 31, 2014 are as follows:

	Carrying Amount September 30, 2015	Fair Value September 30, 2015	Carrying Amount December 31, 2014	Fair Value December 31, 2014
Financial assets/(liabilities)
Cash and cash equivalents	280,476	280,476	202,107	202,107
Restricted cash	20,751	20,751	12,334	12,334
Investments	1,000	1,000	1,000	1,000
Debt	(1,370,752)	(1,370,193)	(1,418,336)	(1,417,430)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of set-off exists.

The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the statement of operations or in the balance sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	4,788	3,547
	Financial instruments - fair value, net of current portion		—	5,896	3,499

Subtotal		—	—	10,684	7,046

Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	2,062	2,659
	Financial instruments - fair value, net of current portion	—	—	—	560
Bunker swaps	Current portion of financial instruments - Fair value	—	—	2,501	9,228
	Financial instruments - fair value, net of current portion	—	—	—	—
Bunker put options	Current portion of financial instruments - Fair value	1,249	2,443	—	—
Bunker call options	Current portion of financial instruments - Fair value	68	—	—	—
Bunker call options	Financial instruments - fair value, net of current portion	23	—	—	—

Subtotal		1,340	2,443	4,563	12,447

Total derivatives		1,340	2,443	15,247	19,493

Derivatives designated as Hedging Instruments-Net effect on the Condensed Statement of Consolidated Other Comprehensive Income and Statement of Comprehensive Income

	Gain/(Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
Derivative	Amount Three months ended September 30,		Amount Nine months ended September 30,
	2015	2014	2015	2014
Interest rate swaps………….Interest and finance costs, net…………………………	(4,005)	418	(7,015)	(3,953)

Total	(4,005)	418	(7,015)	(3,953)

	Loss Reclassified from Accumulated OCI into Income (Effective Portion)
Derivative	Location	Amount Three months ended September 30,		Amount Nine months ended September 30,
		2015	2014	2015	2014
Interest rate swaps	Depreciation expense	(39)	(38)	(115)	(115)
Interest rate swaps	Interest and finance costs, net	(1,484)	(733)	(3,373)	(2,519)

Total		(1,523)	(771)	(3,488)	(2,634)

Derivatives Not Designated as Hedging Instruments-Net effect on the Condensed Consolidated Statement of Comprehensive Income

	Gain/(Loss) Recognized on Derivative
Derivative	Location	Amount Three months ended September 30,		Amount Nine months ended September 30,
		2015	2014	2015	2014
Interest rate swaps	Interest and finance costs, net	(85)	(224)	22	(991)
Bunker swaps	Interest and finance costs, net	(1,487)	(1,492)	(963)	(1,531)
Bunker put options	Interest and finance costs, net	1,460	—	630	—
Bunker call options	Interest and finance costs, net	(748)	—	(748)	—

Total		(860)	(1,716)	(1,059)	(2,522)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other comprehensive Loss as of September 30, 2015 and December 31, 2014, was $13,817 and $10,290 respectively.

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of September 30, 2015 and December 31, 2014, using level 2 inputs (significant other observable inputs):

Recurring measurements	September 30, 2014	December 31, 2014
Interest rate swaps	(12,746)	(10,265)
Bunker swaps	(2,501)	(9,228)
Bunker put options	1,249	2,443
Bunker call options	91	—

	(13,907)	(17,050)

12.	Subsequent Events

a)	On October 10, 2015, the Company’s preferred share purchase rights expired.

b)	On October 15, 2015, it was announced that the Board of Directors had declared regular quarterly cash dividends of $0.50 per share for its 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares and $0.55469 per share for its 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares.

c)	On October 19, 2015, the Company signed a loan agreement for $44,800 relating to the financing of a second suezmax tanker with expected delivery in the first quarter of 2016. On November 5, 2015, the Company took delivery of the 2009 built suezmax tanker vessel Pentathlon for $57.0 million.

d)	On November 17, 2015, it was announced that the Board of Directors had declared the second dividend of $0.546875 per share on the Company’s 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, for the period from August 28, 2015 through November 27, 2015. The dividend was paid on November 30, 2015, to shareholders of record as of November 24, 2015.